Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Fiscal Year Ended June 30,					Nine Months Ended March 31,
	2004	2005	2006	2007	2008	2009
	(dollars in thousands)
Interest expense, including amortization of debt issuance costs	$17,644	$25,149	$35,489	$42,225	$44,279	$30,782
Capitalized interest	225	378	559	516	609	913

Fixed charges	$17,869	$25,527	$36,048	$42,741	$44,888	$31,695
Income before taxes and extraordinary items	122,572	80,169	144,855	104,912	137,234	11,325
Amortization of capitalized interest	276	292	334	375	389	342
Distributed income of equity investees	0	1,103	1,554	1,440	1,435	3,041
Less: capitalized interest	225	378	559	516	609	913

Adjusted earnings	$140,492	$106,713	$182,232	$148,952	$183,337	$45,490
Ratio	7.86	4.18	5.06	3.48	4.08	1.44

For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and extraordinary items, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest.  Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs.